EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions, except for ratios)

Income (loss) from Operations before Federal Income Taxes and Cumulative Effect of Accounting Changes	$984	$914	$2,985	$2,523	$(550)	$1,068	$341
Add:
Fixed Charges
Interest expense	66	63	252	251	271	265	295
Interest factor attributable to rentals	16	17	69	64	76	73	72
Interest credited to contractholders	880	726	5,671	2,481	1,120	1,048	1,050
Total fixed charges	962	806	5,992	2,796	1,467	1,386	1,417
Total fixed charges less interest credited to contractholders	82	80	321	315	347	338	367
Earnings, as defined	1,946	1,720	8,977	5,319	917	2,454	1,758
Earnings (loss), as defined, less interest credited to contractholders	$1,066	$994	$3,306	$2,838	$(203)	$1,406	$708
Ratios
Earnings, as defined, to total fixed charges(1)(2)	2.0	2.1	1.5	1.9	NM	1.8	1.2
Earnings, as defined, excluding interest credited to contractholders, to total fixed charges excluding interest credited to contractholders(1)(3)(4)	13.0	12.4	10.3	9.0	NM	4.2	1.9
Deficiency of earnings to fixed charges(5)	$—	$—	$—	$—	$550	$—	$—

(1)	NM: Not meaningful.

(2)	Before the impact of September 11 of $678 million, the 2001 ratio of earnings to fixed charges was 1.6.

(3)	Before the impact of September 11 of $678 million, the 2001 ratio of earnings to fixed charges excluding interest credited to contractholders was 3.8.

(4)	This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities.

(5)	Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to fixed charges. This amount includes a before-tax charge of $2.6 billion related to the our 2003 asbestos reserve addition.